

# Department of Finance and Treasury Board

## Fiscal and Economic Update
### Third Quarter 2019–2020

**Fiscal and Economic Update**
**Third Quarter 2019–2020**

**Published by:**
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

February 2020


**Translation:**
Translation Bureau, Service New Brunswick


ISBN 978-1-4605-1905-9

 Think Recycling!

# 2019–2020 Fiscal Update

Projections for the 2019–2020 fiscal year show a surplus of $97.8 million compared to the budgeted surplus of $23.1 million.

Revenue is projected to be $92.1 million higher than budget, largely due to a $113.0 million increase in Personal Income Tax revenue and a $43.5 million increase in Special Operating Agencies revenue related to new federal funding.

Total expenses are projected to be higher than budget by $17.5 million, largely due to $31.3 million in additional expense in Special Operating Agencies.

The net debt is projected to decrease by $245.1 million from budget. This includes an improvement of $146.0 million due to 2018–2019 year-end results and a $99.2 million improvement in 2019–2020.

---

TABLE 1
THIRD QUARTER FISCAL SUMMARY
($ Millions)

|  | 2019–2020 Full Year to March 31, 2020 | | | 2019–2020 Year-to-date to December 31, 2019 | | |
|---|---|---|---|---|---|---|
|  | Budget | Projection | Variance | Budget | Actual | Variance |
| Revenue | 9,845.7 | 9,937.8 | 92.1 | 7,343.5 | 7,395.7 | 52.2 |
| Expense | 9,822.6 | 9,840.1 | 17.5 | 7,190.8 | 7,210.7 | 19.9 |
| **Surplus (Deficit)** | **23.1** | **97.8** | **74.6** | **152.7** | **185.0** | **32.3** |
| **Net Debt - End of Year** | **(14,055.6)** | **(13,810.4)** | **245.1** | **(13,919.9)** | **(13,709.2)** | **210.7** |

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add due to rounding.

# Revenue Outlook

Revenue is projected to be $92.1 million higher than budget. The major variances include:

- Personal Income Tax revenue is up $113.0 million from budget due to an anticipated positive prior-year adjustment related to the 2018 taxation year, a strengthened base and stronger income growth.

- Special Operating Agencies revenue is up $43.5 million, mainly due to additional federal funding under the Building Canada Fund - Gas Tax Transfer.

- Special Purpose Account revenue is up $13.3 million due to increased school district revenue, as well as smaller adjustments across various accounts.

- Return on Investment is up $10.7 million, largely due to higher net income being projected by the New Brunswick Power Corporation. Net income for the New Brunswick Power Corporation is up mainly due to an increase in out-of-province sales volumes and new out-of-province contracts.

- Sale of Goods and Services is up $8.4 million due to adjustments across various departments and agencies, including the New Brunswick Community College and the Collège communautaire du Nouveau-Brunswick.

- Gasoline and Motive Fuels Tax revenue is up $7.0 million due to higher than anticipated volumes.

- Capital Revenue is up $5.1 million due to increased revenue from land sales as well as increased federal recoveries related to various capital projects.

- Corporate Income Tax revenue is down $49.2 million mainly due to an anticipated negative prior-year adjustment related to the 2018 taxation year.

- Harmonized Sales Tax revenue is down $38.5 million reflecting official federal estimates.

- Tobacco Tax revenue is down $16.0 million due to lower than projected volumes.

- Cannabis-related revenue is down $13.3 million due to reductions in the projected cannabis duty, the Cannabis Management Corporation and the Cannabis Education and Awareness Fund.

# Expense Outlook

Total expenses are projected to be over budget by $17.5 million. The major variances include the following:

- Special Operating Agencies are over budget by $31.3 million mainly due to increased expenses resulting from the receipt of additional funding under the Building Canada Fund - Gas Tax Transfer.

- Health is $24.7 million over budget mainly due to higher enrolment in the NB Drug Plan and higher costs in the Medicare program.

- Special Purpose Accounts are $15.8 million over budget mainly due to a higher number of school district projects, more claims under the Health Services Liability Protection Plan, and recoverable projects from Environment and Climate Change Canada.

- Other Agencies are $5.9 million over budget mainly due to increased expenditures associated with several consolidated entities.

- Education and Early Childhood Development is over budget by $3.2 million mainly due to increased student enrolment.

- Amortization expense is $7.0 million under budget mainly due to changes in the accounting practice relating to the Regional Health Authorities.

- Capital Account expense is $7.6 million under budget mainly due to delays in the Musquash Watershed project and a land purchase.

- General Government is under budget by $9.5 million mainly due to lower than expected expenses in Pension and Employee Benefits and Supplementary Funding Provision.

- The Regional Development Corporation is $11.0 million under budget mainly due to projects not proceeding as anticipated.

- The Service of the Public Debt is $26.0 million lower than budgeted due to higher net earnings on short-term investments and lower forecasted long-term borrowing costs than anticipated at the time of the 2019–2020 Budget.

# Third Quarter Actual Results

Third quarter actuals show a surplus of $185.0 million compared to a quarterly budgeted surplus of $152.7 million.

- On a year-to-date actual basis, revenue is $52.2 million higher than the third quarter budget, largely due to a $36.2 million increase in Special Operating Agencies revenue. This is in part attributable to new, unbudgeted funding under the Building Canada Fund - Gas Tax Transfer.

- Total actual expenses for the quarter are $19.9 million higher than the third quarter budget, largely due to Special Operating Agencies partially offset by Ordinary Account expenses. Special Operating Agencies are $28.8 million higher, related to expenditures under the Building Canada Fund - Gas Tax Transfer. Ordinary Account expenses are $20.5 million lower, largely due to lower expenses in General Government and Service of the Public Debt, partially offset by over-expenditures in Health and Other Agencies.

- The majority of the variances outlined in the Revenue Outlook and Expense Outlook sections also apply to the third quarter results.

- The difference between the third quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses as well as the timing of when revenue and expenses are recognized.

## TABLE 2
## PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
### ($ Millions)

| | 2019–2020 Full Year to March 31, 2020 | | | 2019–2020 Year-to-date to December 31, 2019 | | |
|---|---|---|---|---|---|---|
| | Budget | Projection | Variance | Budget | Actual | Variance |
| **Revenue** | | | | | | |
| Ordinary Account................................ | 9,453.0 | 9,484.1 | 31.2 | 7,064.5 | 7,068.3 | 3.8 |
| Capital Account.................................. | 22.5 | 27.7 | 5.1 | 13.1 | 18.6 | 5.5 |
| Special Purpose Account..................... | 74.7 | 88.0 | 13.3 | 39.0 | 46.5 | 7.5 |
| Special Operating Agencies................. | 90.0 | 133.5 | 43.5 | 72.8 | 109.0 | 36.2 |
| Sinking Fund Earnings......................... | 205.5 | 204.5 | (1.0) | 154.1 | 153.3 | (0.8) |
| **Total Revenue**................................ | **9,845.7** | **9,937.8** | **92.1** | **7,343.5** | **7,395.7** | **52.2** |
| **Expense** | | | | | | |
| Ordinary Account................................ | 9,011.1 | 8,996.1 | (15.0) | 6,634.0 | 6,613.5 | (20.5) |
| Capital Account.................................. | 129.8 | 122.2 | (7.6) | 95.5 | 99.6 | 4.1 |
| Special Purpose Account..................... | 80.9 | 96.7 | 15.8 | 40.0 | 45.2 | 5.2 |
| Special Operating Agencies................. | 96.2 | 127.6 | 31.3 | 57.8 | 86.6 | 28.8 |
| Amortization of Tangible Capital Assets... | 504.5 | 497.5 | (7.0) | 363.5 | 365.8 | 2.3 |
| **Total Expense**................................ | **9,822.6** | **9,840.1** | **17.5** | **7,190.8** | **7,210.7** | **19.9** |
| **Surplus (Deficit)**............................ | **23.1** | **97.8** | **74.6** | **152.7** | **185.0** | **32.3** |

## TABLE 3
## CHANGE IN NET DEBT
### ($ Millions)

| | 2019–2020 Full Year to March 31, 2020 | | | 2019–2020 Year-to-date to December 31, 2019 | | |
|---|---|---|---|---|---|---|
| | Budget | Projection | Variance | Budget | Actual | Variance |
| **Net Debt - Beginning of Year**.............. | **(14,104.8)** | **(13,958.8)** | **146.0** | **(14,104.8)** | **(13,958.8)** | **146.0** |
| **Changes in Year** | | | | | | |
| Surplus (Deficit)................................. | 23.1 | 97.8 | 74.6 | 152.7 | 185.0 | 32.3 |
| Investments in Tangible Capital Assets... | (478.5) | (446.9) | 31.6 | (331.3) | (301.2) | 30.1 |
| Amortization of Tangible Capital Assets... | 504.5 | 497.5 | (7.0) | 363.5 | 365.8 | 2.3 |
| **(Increase) Decrease in Net Debt**.............. | **49.2** | **148.4** | **99.2** | **184.9** | **249.6** | **64.7** |
| **Net Debt - End of Year**.................................. | **(14,055.6)** | **(13,810.4)** | **245.1** | **(13,919.9)** | **(13,709.2)** | **210.7** |

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2018–2019 Consolidated Financial Statements (Public Accounts Volume I).

## TABLE 4
## ORDINARY ACCOUNT REVENUE BY SOURCE
### ($ Millions)

| | 2019–2020 Full Year to March 31, 2020 | | | 2019–2020 Year-to-date to December 31, 2019 | | |
|---|---|---|---|---|---|---|
| | Budget | Projection | Variance | Budget | Actual | Variance |
| **Taxes** | | | | | | |
| Personal Income Tax | 1,773.0 | 1,886.0 | 113.0 | 1,323.0 | 1,408.1 | 85.1 |
| Corporate Income Tax | 381.0 | 331.8 | (49.2) | 288.0 | 226.1 | (61.9) |
| Metallic Minerals Tax | 1.9 | 1.0 | (0.9) | 1.4 | 0.8 | (0.6) |
| Provincial Real Property Tax | 538.0 | 538.0 | 0.0 | 413.8 | 402.6 | (11.2) |
| Harmonized Sales Tax: net of credit | 1,539.1 | 1,500.6 | (38.5) | 1,141.4 | 1,116.6 | (24.8) |
| Gasoline and Motive Fuels Tax | 282.0 | 289.0 | 7.0 | 216.7 | 220.0 | 3.3 |
| Tobacco Tax | 141.0 | 125.0 | (16.0) | 107.0 | 101.2 | (5.8) |
| Pari-Mutuel Tax | 0.5 | 0.5 | 0.0 | 0.4 | 0.4 | 0.0 |
| Insurance Premium Tax | 60.2 | 60.5 | 0.3 | 45.2 | 32.9 | (12.3) |
| Real Property Transfer Tax | 28.0 | 31.5 | 3.5 | 23.5 | 27.1 | 3.6 |
| Financial Corporation Capital Tax | 25.0 | 25.0 | 0.0 | 18.8 | 18.8 | 0.0 |
| Cannabis Duty | 8.3 | 4.0 | (4.3) | 6.2 | 3.3 | (2.9) |
| Penalties and Interest | 13.0 | 15.5 | 2.5 | 10.5 | 12.9 | 2.4 |
| | 4,791.0 | 4,808.4 | 17.5 | 3,595.9 | 3,570.8 | (25.1) |
| | | | | | | |
| Return on Investment | 245.7 | 256.3 | 10.7 | 193.9 | 232.3 | 38.4 |
| Licences and Permits | 163.9 | 164.0 | 0.0 | 125.5 | 126.1 | 0.6 |
| Sale of Goods and Services | 457.9 | 466.3 | 8.4 | 330.7 | 348.1 | 17.4 |
| Royalties | 69.7 | 70.5 | 0.8 | 42.3 | 45.1 | 2.8 |
| Agency Revenues | 164.0 | 154.4 | (9.6) | 123.6 | 116.4 | (7.2) |
| Fines and Penalties | 6.6 | 6.6 | 0.0 | 5.0 | 4.9 | (0.1) |
| Miscellaneous | 84.6 | 86.4 | 1.8 | 62.5 | 87.7 | 25.2 |
| **Total - Own Source Revenue** | **5,983.4** | **6,012.9** | **29.5** | **4,479.4** | **4,531.4** | **52.0** |
| | | | | | | |
| **Unconditional Grants – Canada** | | | | | | |
| Fiscal Equalization Payments | 2,023.2 | 2,023.2 | 0.0 | 1,517.4 | 1,517.4 | 0.0 |
| Canada Health Transfer | 832.7 | 835.2 | 2.4 | 624.6 | 626.4 | 1.8 |
| Canada Social Transfer | 300.9 | 301.7 | 0.9 | 225.6 | 226.3 | 0.7 |
| Other | 1.9 | 1.9 | 0.0 | 1.4 | 1.4 | 0.0 |
| | 3,158.7 | 3,161.9 | 3.3 | 2,369.0 | 2,371.5 | 2.5 |
| | | | | | | |
| **Conditional Grants – Canada** | 326.0 | 324.3 | (1.8) | 227.4 | 177.6 | (49.8) |
| **Total - Grants from Canada** | **3,484.7** | **3,486.2** | **1.5** | **2,596.4** | **2,549.1** | **(47.3)** |
| | | | | | | |
| **Subtotal** | **9,468.1** | **9,499.1** | **31.0** | **7,075.8** | **7,080.5** | **4.7** |
| | | | | | | |
| Inter-account Transactions | (15.1) | (14.9) | 0.2 | (11.3) | (12.2) | (0.9) |
| | | | | | | |
| **Ordinary Account Revenue** | **9,453.0** | **9,484.1** | **31.2** | **7,064.5** | **7,068.3** | **3.8** |

## TABLE 5
## ORDINARY ACCOUNT EXPENSE
### ($ Millions)

| | 2019–2020 Full Year to March 31, 2020 | | | 2019–2020 Year-to-date to December 31, 2019 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Budget | Projection | Variance | Budget | Actual | Variance |
| **DEPARTMENT** | | | | | | |
| Agriculture, Aquaculture and Fisheries..... | 40.2 | 40.2 | 0.0 | 26.5 | 23.0 | (3.5) |
| Education and Early Childhood Development................................. | 1,294.7 | 1,298.0 | 3.2 | 932.3 | 937.5 | 5.2 |
| Environment and Local Government........ | 152.6 | 153.1 | 0.5 | 117.3 | 115.3 | (2.0) |
| Executive Council Office............................ | 13.2 | 13.2 | (0.1) | 10.5 | 10.2 | (0.3) |
| Finance and Treasury Board...................... | 35.9 | 34.2 | (1.7) | 27.0 | 24.7 | (2.3) |
| General Government................................ | 857.7 | 848.2 | (9.5) | 607.5 | 581.1 | (26.4) |
| Health........................................................... | 2,803.4 | 2,828.2 | 24.7 | 2,087.7 | 2,101.8 | 14.1 |
| Justice and Office of the Attorney General............................... | 55.7 | 56.1 | 0.4 | 41.6 | 44.0 | 2.4 |
| Legislative Assembly.................................. | 29.2 | 29.2 | 0.0 | 21.8 | 18.6 | (3.2) |
| Natural Resources and Energy Development................................. | 96.6 | 97.4 | 0.8 | 74.9 | 75.0 | 0.1 |
| Office of the Premier.................................. | 1.5 | 1.5 | 0.0 | 1.1 | 1.1 | 0.0 |
| Opportunities New Brunswick.................... | 40.0 | 40.0 | (0.1) | 19.6 | 25.3 | 5.7 |
| Other Agencies............................................ | 403.5 | 409.4 | 5.9 | 302.4 | 313.6 | 11.2 |
| Post-Secondary Education, Training and Labour.............................. | 636.1 | 634.7 | (1.4) | 463.8 | 467.0 | 3.2 |
| Public Safety................................................ | 227.5 | 229.0 | 1.6 | 179.2 | 179.9 | 0.7 |
| Regional Development Corporation.......... | 70.1 | 59.1 | (11.0) | 40.2 | 37.4 | (2.8) |
| Service of the Public Debt......................... | 677.0 | 651.0 | (26.0) | 506.4 | 482.3 | (24.1) |
| Social Development.................................... | 1,235.2 | 1,235.2 | 0.0 | 928.4 | 932.0 | 3.6 |
| Tourism, Heritage and Culture.................. | 53.7 | 54.0 | 0.3 | 45.3 | 43.4 | (1.9) |
| Transportation and Infrastructure.............. | 311.5 | 312.1 | 0.6 | 217.6 | 217.9 | 0.3 |
| **Subtotal**................................ | **9,035.3** | **9,023.7** | **(11.6)** | **6,651.1** | **6,631.1** | **(20.0)** |
| Investment in Tangible Capital Assets................................ | (7.7) | (9.9) | (2.3) | (5.8) | (3.9) | 1.9 |
| Inter-account Transactions......................... | (16.5) | (17.6) | (1.1) | (11.3) | (13.7) | (2.4) |
| **Ordinary Account Expense**........................ | **9,011.1** | **8,996.1** | **(15.0)** | **6,634.0** | **6,613.5** | **(20.5)** |

## TABLE 6
## CAPITAL EXPENDITURES
### ($ Millions)

| DEPARTMENT | 2019–2020 Full Year to March 31, 2020 | | | 2019–2020 Year-to-date to December 31, 2019 | | |
|---|---|---|---|---|---|---|
| | Budget | Projection | Variance | Budget | Actual | Variance |
| Agriculture, Aquaculture and Fisheries..... | 0.3 | 0.3 | 0.0 | 0.3 | 0.2 | (0.1) |
| Education and Early Childhood Development................................................ | 1.6 | 1.6 | 0.0 | 0.8 | 0.7 | (0.1) |
| Environment and Local Government......... | 1.0 | 1.0 | 0.0 | 0.8 | 0.3 | (0.5) |
| Health................................................. | 23.0 | 23.0 | 0.0 | 1.9 | 1.9 | 0.0 |
| Natural Resources and Energy Development................................................ | 6.6 | 0.9 | (5.7) | 4.6 | 0.7 | (3.9) |
| Post-Secondary Education, Training and Labour.................................... | 2.0 | 2.0 | 0.0 | 1.8 | 1.4 | (0.4) |
| Regional Development Corporation.......... | 47.8 | 47.8 | 0.0 | 33.6 | 34.4 | 0.8 |
| Social Development.................................... | 12.0 | 12.0 | 0.0 | 9.0 | 6.3 | (2.7) |
| Tourism, Heritage and Culture.................. | 12.9 | 9.1 | (3.8) | 10.5 | 7.6 | (2.9) |
| Transportation and Infrastructure.............. | 493.4 | 461.4 | (31.9) | 357.7 | 343.4 | (14.3) |
| **Subtotal........................................** | **600.6** | **559.1** | **(41.5)** | **421.0** | **396.9** | **(24.1)** |
| Investment in Tangible Capital Assets..... | (470.8) | (436.9) | 33.9 | (325.5) | (297.3) | 28.2 |
| **Capital Account Expense...........................** | **129.8** | **122.2** | **(7.6)** | **95.5** | **99.6** | **4.1** |

# 2019 Economic Update



**NB Real GDP, 2019 (%)**
Q3 Update / Budget 2019–2020
Average 0.9

| | CBoC | CIBC | APEC | National Bank | NB FTB | Royal Bank | Scotia Bank | BMO | TD Bank |
|---|------|------|------|---------------|--------|------------|-------------|-----|---------|
| | 1.4 | 1.1 | 1.0 | 0.8 | 0.8 | 0.7 | 0.6 | 0.6 | 0.6 |

Source: NB Finance and Treasury Board



**NB Domestic Exports**
Unadjusted / Trend

Source: Statistics Canada



**NB Housing starts, all areas, unadjusted**

| 2014 | 2015 | 2016 | 2017 | 2018 | 2019 |
|------|------|------|------|------|------|
| 2,276 | 1,995 | 1,838 | 2,324 | 2,328 | 2,935 |

Source: Statistics Canada

| New Brunswick Economic Outlook | | | |
|---|---|---|---|
| | 2017 | 2018 | 2019 |
| Real GDP | 2.2 | 0.8 | 0.8 F |
| Household Final Consumption Expenditures | 4.5 | 2.6 | 2.7 F |
| Primary Household Income | 3.0 | 3.2 | 3.7 F |
| Employment | 0.4 | 0.3 | 0.8 |
| Unemployment Rate (%) | 8.1 | 8.0 | 7.9 |
| Consumer Price Index | 2.3 | 2.1 | 1.7 |

Sources: Statistics Canada, NB Finance and Treasury Board
F = Forecast
% change unless otherwise indicated

*Based on data available as of January 31, 2020*

- The International Monetary Fund (IMF) is projecting global economic growth of 2.9 per cent for 2019 as central bank rate cuts and favourable news on the trade front have stabilized the global economy in recent months.

- According to the Bureau of Economic Analysis, the U.S. economy grew by 2.3 per cent in 2019, a slowdown from the pace seen in 2018. The slower growth was reflected in a moderation in non-residential investment, consumption, and a downturn in exports.

- The Bank of Canada anticipates Canada's real GDP to hold at 1.6 per cent for 2019 as global trade conflicts weighed on investment and exports slowed growth over the last quarter of 2019.

- The Department of Finance and Treasury Board projects a real GDP growth of 0.8 per cent for New Brunswick for 2019, a modest improvement over earlier expectations and comparable to the average of private sector forecast (+0.9%).

- Employment increased by 0.8 per cent in 2019, supported by gains in both the goods- and services-producing sectors.

- Average weekly earnings are up by 3.2 per cent year-to-date, higher than the national growth rate of 2.7 per cent.

- Retail trade is up by 2.0 per cent on a year-to-date basis, surpassing the national growth rate of 1.5 per cent.

- Exports are up 0.7 per cent on a year-to-date basis largely due to increased energy production at the refinery since September.

- Housing starts are up by 26.1 per cent for 2019, largely due to increased multi-unit construction in Moncton and Saint John. Nationally, housing starts fell by 2.0 per cent.

- Consumer inflation in the province averaged 1.7 per cent in 2019, lower than the national growth rate of 1.9 per cent.

## TABLE 7
## NEW BRUNSWICK ECONOMIC INDICATORS
### (as of 31-Jan-2020)

| Indicators | 2018 | Year-to-date 2019 | % Change | Reference period from January to: |
|---|---|---|---|---|
| Labour force (x 1,000) | 384.5 | 387.6 | 0.8% | December |
| Employment (x 1,000) | 353.8 | 356.7 | 0.8% | December |
| Unemployment (x 1,000) | 30.7 | 30.8 | 0.3% | December |
| Participation Rate (%) | 61.3 | 61.4 | … | December |
| Employment Rate (%) | 56.4 | 56.5 | … | December |
| Unemployment Rate (%) | 8.0 | 7.9 | … | December |
| Average weekly earnings ($) | 909.79 | 939.02 | 3.2% | November |
| Retail trade ($M) | 11,878.9 | 12,113.3 | 2.0% | November |
| Consumer Price Index (2002=100) | 134.0 | 136.3 | 1.7% | December |
| Housing starts (units) | 2,328 | 2,935 | 26.1% | December |
| Investment in residential building construction ($M) | 1,278.9 | 1,256.5 | -1.8% | November |
| Investment in non-residential building construction ($M) | 865.0 | 841.1 | -2.8% | November |
| Manufacturing sales ($M) | 17,521.5 | 16,687.9 | -4.8% | November |
| International exports ($M) | 11,870.5 | 11,949.1 | 0.7% | November |

… Not applicable
Source: Statistics Canada